SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-148005

NOTIFICATION OF LATE FILING

☐ Form 10-K                                ☐ Form 11-K                                           ☐ Form 20-F                                           ☒ Form 10-Q
☐ Form N-SAR                            ☐ Form N-CSR

For Period Ended: May 31, 2103

☐ Transition Report on Form 10-K                                                                          ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________

PART I
REGISTRANT INFORMATION

Full name of registrant                                                                Xodtec LED, Inc.

Address of principal executive office                                         P.O. Box 172
City, state and zip code                                                                Bahama, NC 27503

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarter ended May 31, 1013 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Terry Butler, Chief Executive Officer	(267)	350-6511
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Report on Form 10-Q for the quarter ended May 31, 2013 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q.  During the year ended February 28, 2013, the Company disposed of its former business and, at May 31, 2013 was, and currently is, looking for a new business to acquire or to engage in.  The Company presently has only one officer who is available only on a part-time basis.  The Company has not generated any revenue from operations for the quarter ended May 31, 2013, and expects to report a loss of approximately $86,000, which represents general and administrative expenses.  The loss from the operations of the spun-off subsidiaries of approximately $230,000 for the quarter ended May 31, 2012 is reflected in the line item “loss from the operation of entities spun off.”  The Company’s Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

Xodtec LED, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 15, 2013	By:	/s/ Terry Butler
	Name:	Terry Butler
	Title:	Chief Executive Officer